Project Consultants Limited

Walnut House, Walnut Gardens, Claydon
Banbury, Oxon. OX17 1NA England

*Interim Management Assignments and
Company Secretariat Services; Specialising in
Company Secretary Services for Foreign Companies
Listed on the London & European Stock Exchanges*

Telephone: +44 (0)1295 690180/1
Fax: +44 (0)1295 690182/1
e-mail: ckennedy@projectconsultants.co.uk
Web site: www.projectconsultants.co.uk

Securities and Exchange Commission
450 Fifth Street MW
Washington DC 20549
USA


07020326


SEC MAIL
PROCESSING
RECEIVED
JAN 10 2007
WASH. D.C.
210
SECTION

SUPPL

02 January 2007

Dear Sirs

Re: Impala Platinum Holdings Limited 82-359

Please find enclosed copy of announcement regarding a change in the directorate. My apologies for the late notification

Yours faithfully

Simon Kennedy

PROCESSED
JAN 17 2007
THOMSON
FINANCIAL

\\Project-chris\C_Chriss\Data\Clients\Impala\Impala 2007\Corporate\SEC 020107.doc


Christina Kennedy FCIS
ICSA
Chartered Secretary
in Public Practice

*Company Number 3124759
Registered England
Registered office as above*

Ref#35001/

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1957/001979/06)
ISIN: ZAE000003554
JSE Share Code : IMP
LSE Share Code : IPLA
ADR Code : IMPUY
("Implats" or "the company")

DIRECTORATE

Implats refers to the announcement on 04 July 2006 regarding the resignation of Mr Keith Rumble as Chief Executive Officer of Implats and the appointment of Mr David Brown as Chief Executive Officer in his stead. Implats advises that Mr Keith Rumble has resigned as an executive director with immediate effect and will be leaving the group to pursue other interests.

Johannesburg
13 October 2006

Sponsor:
Deutsche Securities (SA) (Proprietary) Limited